Gardner Denver Holdings, Inc.
222 East Erie Street, Suite 500
Milwaukee, Wisconsin 53202

January 15, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Office of Technology
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Krebs and Edwin Kim

Re:	Gardner Denver Holdings, Inc.
Registration Statement on Form S-4
Filed January 15, 2020
File No. 333-235748

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Gardner Denver Holdings, Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4, as amended by Amendment No. 1 thereto, so that it will become effective at 4:00 p.m., Eastern Time, on Thursday, January 16th 2020 or as soon thereafter as is practicable.

Please contact Marni Lerner (212-455-3443) of Simpson Thacher & Bartlett LLP with any questions you may have regarding this request.  In addition, please notify Ms. Lerner by telephone when this request for acceleration has been granted.

Gardner Denver Holdings, Inc.

By:	/s/ Andy Schiesl
Name:	Andy Schiesl
Title:	Vice President, General Counsel, Chief Compliance Officer and Secretary

cc:	Securities and Exchange Commission